Exhibit 99.1

Confidential treatment requested with respect to certain portions hereof denoted with “[***]”

Share Subscription Agreement

in connection with

CHINA EVERGRANDE NEW ENERGY VEHICLE GROUP LIMITED

among

CHINA EVERGRANDE NEW ENERGY VEHICLE GROUP LIMITED

Issuer

and

CHINA EVERGRANDE GROUP

Evergrande Group

and

HUI KA YAN

and

NWTN INC.

Subscriber

Dated  August 14, 2023

Table of Contents

1.	Definitions	2
2.	Subscription	11
3.	Conditions Precedent	11
4.	Closing	15
5.	WHITEWASH waiver AND SPECIAL DEALS	17
6.	subscriber’s Warranties	18
7.	Issuer’s Warranties	19
8.	Evergrande Group’s warranties	28
9.	Undertakings by EVERGRANDE Group and Mr. Hui	29
10.	Termination and Survival	31
11.	costs and Expenses	32
12.	Announcements, information and confidentiality	32
13.	Notice	33
14.	ENtire agreement	34
15.	Further assurance	34
16.	Waiver	34
17.	partial invalidity	35
18.	Amendment	35
19.	Assignment	35
20.	Counterparts	35
21.	Rights of Third Parties	36
22.	Governing Law and Jurisdiction	36

Exhibit 1:	Representations and Warranties of the Issuer
Exhibit 2:	Amendments to AOA
Exhibit 3:	List of Disclosed Matters

THIS SHARE SUBSCRIPTION AGREEMENT (this “Agreement”) is entered into as of the day of August 14, 2023 (the “Date of this Agreement”) by and among

(1)	CHINA EVERGRANDE NEW ENERGY VEHICLE GROUP LIMITED, a company incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China with limited liability and having its registered office at 15/F, YF Life Centre, 38 Gloucester Road, Wanchai, Hong Kong (the “Issuer” or “Evergrande Vehicle”);

(2)	NWTN INC. (ticker symbols: NWTN), a company incorporated in Cayman Islands and having its registered office at 3-212 Governors Square，23 Lime Tree Bay Avenue，P.O. Box 30746, Seven Mile Beach Grand Cayman KY1-1203 Cayman Islands (the “Subscriber”);

(3)	CHINA EVERGRANDE GROUP, a company incorporated in the Cayman Islands with limited liability and having its registered office at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“Evergrande Group”); and

(4)	MR. HUI KA YAN, having his address at 15/F, YF Life Centre, 38 Gloucester Road, Wanchai, Hong Kong (“Mr. Hui”).

Recitals

(A)	The Issuer is a company incorporated under the Laws of the Hong Kong Special Administrative Region of the People’s Republic of China with limited liability. As at the Date of this Agreement, the Shares of the Issuer are listed on the Main Board of The Stock Exchange of Hong Kong Limited under the stock code 0708.

(B)	As of the Date of this Agreement, the Issuer has 10,843,793,000 issued Shares.

(C)	Evergrande Group, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited under the stock code 3333, is the controlling shareholder of the Issuer and holds, directly and indirectly, 6,347,948,000 issued Shares of the Issuer, representing approximately 58.54% of the issued Shares of the Issuer as of the Date of this Agreement. Mr. Hui is the controlling shareholder and the chairman of the board of directors of the Evergrande Group.

(D)	The Subscriber and the Issuer have agreed that the Subscriber will subscribe for the Subscription Shares in accordance with the terms and conditions of this Agreement.

It is hereby agreed as follows:

1.	Definitions

1.1	In this Agreement (including the Recitals and Exhibits), unless otherwise defined, the following terms shall have the meanings set forth below:

“acting in concert”	has the meaning ascribed to it under the Takeovers Code;

“AOA	means the articles of association of the Issuer;

“Business”	means (i) the business currently carried on by the Group Members and (ii) each other business carried on from time to time by the Group Members with the approval of the board of Directors;

“Business Day”	means a day (other than a Saturday, Sunday and public holiday) on which licensed banks in the PRC, Hong Kong, United States and United Arab Emirates are generally open for business;

“Companies Ordinance”	means the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) as amended or re-enacted from time to time;

“Closing”	means the completion of the allotment and issue of the Subscription Shares pursuant to Clauses 4.2 and 4.3 hereof;

“Closing Date”	means the closing date determined pursuant to Clause 4 hereof;

“Conditions Precedent”	means the conditions precedent set forth in Clause 3.1 hereof;

“Directors”	means the directors of the Issuer;

“Disclosed Matters”	means the information and documents that have been disclosed by the Issuer to the Subscriber, including the information and documents provided by the Issuer in the database (please refer to Exhibit 3 for the website) and in Exhibit 3 hereto, for the avoidance of doubt, Disclosed Matters do not include any application and submission made to the Exchange in relation to Rule 13.24 of the Listing Rules and the waiver application made to the Exchange in relation to the public float requirement prescribed by the Listing Rules;

“Encumbrance”	means all security interests, pledges, charges, liens, mortgages, mortgage interests, rights of first refusal, options, rights in equity, rights of sale, hypothecation, retention of title, pre-emptive rights, leases, licenses, debt obligations, claims, defects, restrictive covenants, conditions, administrative or judicial enforcement measures such as attachment, seizure, freezing or restrictions of any kind and any other encumbrance of any kind or third party rights or claims or any obligation to create any of the foregoing;

“HK$”	means the Hong Kong dollar, the lawful currency of Hong Kong;

“RMB”	means the lawful currency of PRC;

“Group”	means the Issuer and its subsidiaries, each as a “Group Member”;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“PRC”	means the People’s Republic of China but excluding, for the purposes of this Agreement, Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan region;

“Liability”	means, in respect to any company or other entity, any borrowing or liability in the nature of a borrowing (including any liability undertaken in respect to the amount borrowed or raised under any bank or third party guarantee, counter-indemnity, acceptance credit, bond, note, draft or commercial instrument, letter of credit, financial lease, hire-purchase agreement, forward sale or purchase agreement or conditional sale agreement or other transaction the effect of which is equivalent to a borrowing and all financings, loans and other liabilities which are required to be included in such company’s or other entity’s balance sheet or statement of financial position in accordance with the Relevant Accounting Standards) and the interest accrued thereon;

“Independent Shareholder”	means (i) in respect of the Subscription and the Specific Mandate, Shareholders other than those who have a material interest in the Subscription and the Specific Mandate; and (ii) in respect of the Whitewash Waiver, Shareholders other than those who are interested or participating in the Subscription, the Specific Mandate and/or the Whitewash Waiver;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Long Stop Date”	means the date set forth in Clause 3.7 hereof (or such other date as may be agreed in writing by the Issuer and the Subscriber);

“Loss”	includes, in respect of any matter, event or circumstance, actions, awards, judgements, settlements, damages, payments, interests, fines, penalties, losses, any impairment of Subscription Shares, costs (including legal and professional advisors’ fees reasonably incurred), expenses (including Taxes), disbursements and other liabilities;

“Tax”	means any and all taxes, levies, imposts, duties and other charges of a similar nature of any kind imposed by any Government Authority (together with any and all interest, penalties, late payment fees, surcharges and additional amounts charged in connection therewith);

“Bulletin 7”	means the Bulletin on Certain Issues Concerning Enterprise Income Tax on Income from Indirect Transfer of Property by Non-Resident Enterprises dated 3 February 2015 (State Administration of Taxation Bulletin [2015] No. 7), including any amendments or implementing regulations, including but not limited to the Bulletin of the State Administration of Taxation on Issues Concerning Source Withholding of Income Tax for Non-Resident Enterprises (State Administration of Taxation Bulletin [2017] No. 37) ;

“Main Board”	means the Main Board of the Exchange;

“Material Adverse Event”	means an event which, either alone or in conjunction with other events, (i) materially and adversely affects the ability of the Issuer and/or Evergrande Group to perform its obligations under this Agreement; or (ii) materially and adversely affects the Business, operations, assets, liabilities (including contingent liabilities), results of operations or financial condition of a Group Member; or (iii) materially and adversely affects the qualification or ability of a Group Member to operate and conduct its Business in the manner it is currently operating or conducting, other than any event arising out of (1) war or hostilities or any act of terrorism which occurs in PRC; (2) any general and material change in the financial markets in Hong Kong, or any material change in general economic, regulatory or political conditions which occurs in RPC due to policy impact; (3) any change having a general, material and adverse effect on the industry or market in which the Issuer is a player, which occurs in PRC; (4) requirements of changes in applicable accounting standards or material changes in applicable Laws; (5) the information regarding the Issuer and/or Evergrande Group already disclosed in the Public Documents or the information regarding the Issuer and/or Evergrande Group already known to the Subscriber as referred to in the Disclosed Matters;

“Public Documents”	means all information published by the Issuer and/or Evergrande Group on the website of the Exchange, including but not limited to the annual and interim reports, circulars, announcements and other documents of the Issuer and Evergrande Group;

“Evergrande Group Debt Restructuring”	means the arrangements referred to in the announcement published by Evergrande Group on March 22, 2023 in relation to its proposed offshore debt restructuring (and subsequent amendments and supplements from time to time which will not have a material impact on the Proposed Transaction), the disclosed expected effective date of debt restructuring is October 1, 2023, including arrangements with respect to the Issuer’s Shares in the Issuer, as follows, (i) the Relevant Loan I and the Relevant Loan II will be converted into new Shares at an issue price of HK$3.84 per Share; (ii) Evergrande Group intends to issue Evergrande Vehicle Equity Linked Notes, the corresponding Shares of the Issuer represent approximately 30% of the total issued Shares of Evergrande Vehicle upon the conversion of the Relevant Loans (assuming that no other Shares are issued between the Date of this Agreement and the conversion of the Relevant Loans), which shall be deposited into an custodial account; and (iii) Evergrande Group intends to issue exchangeable bonds, which oblige its holders to exchange the principal amount of the bonds into approximately 3,094,810,100 Shares, representing approximately 28.54% of the total issued Shares before the conversion of the Relevant Loans (assuming that no other Shares are issued between the Date of this Agreement and the conversion of the Relevant Loans). The new Shares issued as a result of the conversion of the principal amounts of the Relevant Loan I and the Relevant Loan II up to the earlier of the effective date of debt restructuring or the date of conversion will also be included in the corresponding Shares of Evergrande Vehicle Equity Linked Notes and/or exchangeable bonds. Assuming that the conversion of the Relevant Loans has been completed prior to the date of completion of the Evergrande Group Debt Restructuring and there is no other change in the share capital of the Issuer since the Date of this Agreement, the Shares corresponding to the exchangeable bonds upon completion of such conversion will represent approximately 38.87% of the total Shares in issue at that time and the Shares corresponding to the Evergrande Vehicle Equity Linked Notes will represent approximately 30% of the total Shares in issue at that time;

“Offshore Debts of Evergrande Group”	means debts issued or incurred by Evergrande Group or its subsidiaries in connection with the Evergrande Group Debt Restructuring and debts incurred in connection with the replacement or refinancing of the above debts, as well as agreements, deeds, notes in connection with any of such debts and other documents regulating or evidencing such debts;

“Offshore”	means countries and territories other than the mainland of the People’s Republic of China including, for the purposes of this Agreement, Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan region;

“Exchange Participants”	means a person who is for the time being admitted by Hong Kong Securities Clearing Company Limited as a participant in the Central Clearing and Closing System operated by Hong Kong Securities Clearing Company Limited;

“Party” or “Parties”	means a party or parties to this Agreement;

“Affiliate”	means, in respect to any person, any other person who directly or indirectly controls, or is directly or indirectly controlled by, or is under the direct or indirect control of the same party as, such person;

“Relevant Accounting Standards”	means, in respect to any statement or interim statement, any of the following as of the relevant accounting date or interim accounting date: i.e. any applicable: financial reporting standards and interpretations issued by the HKICPA (including: (i) Hong Kong Financial Reporting Standards; (ii) Hong Kong Accounting Standards (previously known as Statements of Standard Accounting Practice); and (iii) Interpretations) and, where any Group Member is not required to comply with any of the above standards and interpretations, means the relevant accounting standards (including PRC GAAP, if applicable) applicable to that Group Member;

“SFC”	means Securities and Futures Commission of Hong Kong;

“CSRC”	means China Securities Regulatory Commission;

“Securities and Futures Ordinance”	means the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended or re-enacted from time to time;

“Shares”	means the ordinary shares in the share capital of the Issuer;

“Shareholders”	means the shareholders of the Issuer;

“Relevant Loans”	means the Relevant Loan I, Relevant Loan II and Relevant Loan III;

“Relevant Loan I”	means the loan from Mr. Hui and Xin Xin (BVI) Limited (wholly-owned by Mr. Hui) to the Issuer in an aggregate amount of HK$2,650,000,000 (equivalent to approximately US$340,616,967);

“Relevant Loan II”	means the loan from Evergrande Group to the Issuer in an aggregate amount of US$1,767,815,270.43 billion and the unpaid interest accrued on the Relevant Loan II up to 14 August 2023;

“Relevant Loan III”	means the loan from Ms. Ding Yumei and Good Bond Limited (wholly-owned by Ms. Ding Yumei) to the Issuer in an aggregate amount of HK$2,200,000,000 (equivalent to approximately US$282,776,350);

“Specific Mandate”	means the specific mandate to be granted by the Shareholder(s) to the board of Directors of the Issuer at an Issuer’s extraordinary general meeting to allot and issue the Subscription Shares;

“Exchange”	means The Stock Exchange of Hong Kong Limited;

“Subscription”	means the subscription by the Subscriber for the Subscription Shares in accordance with the terms and conditions set out in this Agreement;

“Total Subscription Price”	means the total subscription price for the Subscription Shares calculated by multiplying the issue price per Share set forth in Clause 2.3 by the number of Subscription Shares, being HK$3,889,723,903 (equivalent to approximately US$500 million);

“Subscription Shares”	means the Shares described in Clause 2.1 hereof;

“Takeovers Code”	means the Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC;

“Proposed Transaction”	means the transactions contemplated under this Agreement;

“Special Deals”	means subscriptions of new Shares by Evergrande Group, Mr. Hui, (BVI) Limited pursuant to the terms of the Loan Conversion Subscription Agreement and the Set-Off Agreement, which will constitute special deals under Note 5 to Rule 25 of the Takeovers Code

“Loan Conversion Subscription Agreement”	means the subscription agreement dated 14 August 2023 entered into between the Issuer, Evergrande Group, Mr. Hui, (BVI) Limited, Ms. Ding Yumei and Good Bond Limited

“Set-Off Agreement”	means the set-off agreement dated 14 August 2023 entered into among the Issuer, Evergrande Group, Mr. Hui, Xin Xin (BVI) Limited, Ms. Ding Yumei and Good Bond Limited in relation to the conversion of the Relevant Loans

“Completed Divestment”	means the divestment of the industrial park segment and the healthcare segment of the Group completed on 12 May 2023, the details of which were disclosed in the announcement of the Issuer dated 24 April 2023 and the circular of the Issuer dated 25 April 2023

“Transaction Documents”	means this Agreement and the Deed on Voting Control;

“Tianjin Plant”	means Evergrande New Energy Automotive (Tianjin) Co., Ltd.;

“Knowledge”	means the knowledge actually acquired or should acquire by an entity after making appropriate enquiry;

“Intellectual Property”	means (a) patents of all kinds, (b) trademarks, service marks, trade names, trade dress and domain names, as well as their exclusive goodwill, (c) copyrights, including copyrights in computer software, (d) confidential and proprietary information, including trade secrets and technical secrets, and (e) registrations and applications for registration of the foregoing;

“Law”	means any statute, law, decree, ordinance, regulation, rule, guideline, order, directive, requirement or legal principle, or a formal interpretation thereof, issued by a national, international, state, provincial or local legislative, judicial, governmental or other regulatory body, whether in Hong Kong or outside Hong Kong;

“Government Authority”	means (a) any international organization, national, state, provincial, local or other government, department, agency or commission of a governmental, regulatory or administrative nature or any court, tribunal or judicial or arbitral body in Hong Kong or outside Hong Kong; (b) any agent of, or any entity or organization authorized to perform the functions of, any government, entity or organization described in (a) above, or any company, undertaking or other entity owned or controlled by such government, entity or organization;

“Government Order”	means any order, writ, judgment, injunction, ruling, award, requirement or decision made by any Government Authority alone or in conjunction with any other Government Authority;

“US$”	means US dollars and, for illustration purposes only, the exchange rate between US dollars and Hong Kong dollars is 7.78;

“Warranties”	means the representations and warranties made in Clauses 6, 7 and 8 and Exhibit 1;

“Deed on Voting Control”	means the deed on voting control entered into among the Subscriber, Evergrande Group and Mr. HUI dated August 14, 2023 (the Date of this Agreement);

“Whitewash Waiver”	means the waiver by the SFC of the liability of the Subscriber and persons acting in concert with it under Note 1 on dispensations from Rule 26 of the Takeovers Code in respect of the Proposed Transaction under this Agreement to make a mandatory general offer of the existing issued Shares of the Issuer (other than those held by the Subscriber, its ultimate beneficial owner and persons acting in concert with any of them), which would otherwise arise after completion; and

“Key Employees”	means the individuals listed in the “List of Key Personnel” disclosed by the Issuer in the database (please refer to Exhibit 3 for the website).

1.2	In this Agreement, unless otherwise defined or unless otherwise required in the context or subject matter:

1.2.1	Any reference to clauses, paragraphs, subparagraphs, or exhibits shall mean the clauses, paragraphs, subparagraphs or exhibits of this Agreement unless indicated to the contrary;

1.2.2	Any reference to this Agreement shall include any exhibit which forms an integral part of this Agreement for any purpose;

1.2.3	Any reference to a statute or legal provision shall include any subordinate legislation made under such statute or legal provision and other statutes or legal provisions or subordinate legislation as may be amended, consolidated, modified, re-enacted or replaced from time to time;

1.2.4	Any reference to the singular includes the plural and vice versa;

1.2.5	The headings and table of contents of this Agreement are inserted for ease of reference only and shall not affect construction;

1.2.6	Any reference to a persons shall include corporations, bodies corporate, unincorporated bodies, partnerships or their respective successors and assigns;

1.2.7	Any reference to writing or written shall include handwriting, printing, photographs, etc., as well as forms capable of displaying text, pictures and/or diagrams in electronic form and not of a transitory or audio nature;

1.2.8	The word “include” or “including” does not imply any limitation and means “including but not limited to”; and

1.2.9	Any other agreement or instrument referred to in this Agreement (other than a statute or legal provision) shall be deemed to refer to such agreement or instrument as amended, modified, supplemented, replaced, novated or designated from time to time.

2.	Subscription

2.1	Subject to the satisfaction of the Conditions Precedent, the Issuer shall allot and issue to the Subscriber, and the Subscriber shall subscribe for, 6,177,106,404 Shares at the Total Subscription Price, representing 56.96% of the Issuer’s issued Shares as of the Date of this Agreement and 27.50% of the Issuer’s issued Shares as enlarged by the completion of the conversion of the Relevant Loans and the completion of the issue of the Subscription Shares (assuming that the Issuer does not have any other new issue of Shares from the Date of this Agreement to the Closing Date and the grantees under the share option scheme do not exercise any share options).

2.2	The Subscription Shares shall be fully paid and free from any encumbrances and the Subscription Shares shall have the same interests and rights in all respects as the Shares in issue on the date of allotment (but not subject to the encumbrances, if any, on such issued Shares), including all dividends and other distributions with a record date at any time after the Closing Date.

2.3	The subscription price for the Subscription Shares is HK$0.6297 per Share.

2.4	Provided that the Subscriber provides a written notice to the Issuer not less than two (2) Business Days prior to the Closing Date, the Subscriber shall be entitled to designate any of its Affiliates to exercise all rights under this Agreement to subscribe for the Subscription Shares.

3.	Conditions Precedent

3.1	Except as waived under Clause 3.3 and/or Clause 3.4, the Closing of the Proposed Transaction shall be subject to the satisfaction of the following conditions:

3.1.1	The passing by the Independent Shareholders at Issuer’s general meeting of resolutions in relation to this Agreement and the Proposed Transaction contemplated hereunder as required by the relevant Laws and regulations (including the Takeovers Code and the Listing Rules), including, among other things, (a) the passing by way of a poll by the relevant Shareholders who are allowed to vote under the Listing Rules of resolution (i) approving and granting the Specific Mandate to the board of Directors of the Issuer to allot and issue the Subscription Shares; (ii) approving A) the Proposed Transaction and B) the amendments to the AOA of the Issuer as set out in the Exhibit 2; and (b) the passing by way of a poll by the relevant Shareholders who are allowed to vote under the Takeovers Code of resolution in relation to the Whitewash Waiver, the Proposed Transaction and the Special Deals;

3.1.2	Evergrande Group obtains the approvals from its board of directors in relation to the deemed disposal under Chapter 14 of the Listing Rules in respect of the Subscription;

3.1.3	The granting of the Whitewash Waiver by the SFC in respect of the Proposed Transaction and granting of the consent by the SFC in respect of the subscriptions of new Shares by Evergrande Group, Mr. Hui and Xin Xin (BVI) Limited pursuant to the Loan Conversion Subscription Agreement and the Set-Off Agreement as Special Deals under Rule 25 of the Takeovers Code and such Whitewash Waiver and consent are not revoked or withdrawn and any other necessary conditions (if any) attached to the Waiver and consent having been satisfied;

3.1.4	The Listing Committee of the Exchange has approved the listing and trading of the Subscription Shares and such listing and approval have not been revoked or withdrawn prior to the Closing Date and remain in full force and effect at the time of the Closing;

3.1.5	The Issuer and Evergrande Group have obtained the authorizations, approvals and filings of all relevant Government Authority and necessary approval (if required) from all relevant third parties (other than the relevant governmental or regulatory authorities referred to in the Conditions Precedent set out in Clauses 3.1.3 and 3.1.4 above) in connection with this Agreement and the Proposed Transaction contemplated hereunder, including the consent of the creditors under the Evergrande Group Debt Restructuring (if required), and none of such approvals has been withdrawn or revoked prior to the Closing Date;

3.1.6	The Subscriber has obtained the authorizations, approvals and filings of any Government Authority, and necessary approval (if required) from all relevant third parties in connection with this Agreement and the Proposed Transaction contemplated hereunder, and the approval of the board of directors or other competent internal authority of the Subscriber, and none of such approvals has been withdrawn or revoked prior to the Closing Date;

3.1.7	The parties to this Agreement and the other Transaction Documents have executed and delivered to the other parties the Transaction Documents to which they are a party;

3.1.8	The Warranties given by the Subscriber are true and accurate in all material respects and not misleading in any material respect as at the Date of this Agreement and at the Closing;

3.1.9	The Warranties given by the Issuer and Evergrande Group are true and accurate in all material respects and not misleading in any material respect as at the Date of this Agreement and at the Closing, and all undertakings and covenants to be performed by the Issuer and Evergrande Group prior to the Closing Date under the applicable Transaction Documents have been performed;

3.1.10	As at the Closing Date, the Shares remain listed on the Main Board of the Exchange and continue to be available for trading during trading sessions of the Exchange;

3.1.11	There is no order, writ, injunction or decree made by any competent court, arbitral body, Government Authority, regulatory body or any third party authority which remains in effect and restrains, prohibits or invalidates the Proposed Transaction under this Agreement, nor has any statute, rule, code or other requirement been enacted or made which remains in effect and restrains, prohibits or invalidates the Proposed Transaction under this Agreement;

3.1.12	There is no pending litigation, arbitration or any other proceeding before a court, arbitral body, or governmental agency brought by any third party seeking to restrain or prohibit the Proposed Transaction contemplated hereunder, declare the Proposed Transaction unlawful or claim material damages in connection with the Proposed Transaction, which will have a material adverse effect on the Proposed Transaction, and the Party against which such litigation, arbitration or proceeding is brought fails to properly deal with them within one (1) month after the Date of this Agreement or before such extended date as the parties may agree;

3.1.13	There is no existing Material Adverse Event as of the Closing Date;

3.1.14	The Subscriber has completed all supplementary due diligence review in relation to the business, financial, technical, legal and tax affiars of the Group and the results of such due diligence has no substantive difference from the disclosure having been made by the Issuer to the Subscriber under this Agreement;

3.1.15	The Evergrande Group Debt Restructuring becomes effective, including the entire principal amount of the Relevant Loan II and the unpaid interest accrued on the Relevant Loans up to and including 14 August 2023 have been converted into the Shares of the Issuer at a price of HK$3.84 per Share, with Evergrande Group acquiring not more than 4,178,284,870 new Shares as a result of such conversion, Mr. Hui and Xin Xin (BVI) Limited (which is wholly-owned by Mr. Hui) acquiring not more than 690,104,166 new Shares in aggregate as a result of such conversion, Ms. Ding Yumei and Good Bond Limited (which is wholly-owned by Ms. Ding Yumei) acquiring not more than 572,916,666 new Shares in aggregate as a result of such conversion; in addition, the accrued interest, if any, on the Relevant Loan II from 15 August 2023 has been waived by Evergrande Group;

3.1.16	The Issuer has entered into a binding and enforceable written framework agreement with Evergrande Group (the “Current Payments Framework Agreement’’), which stipulates that intra-group amounts payable by the Group Members to Evergrande Group and its subsidiaries (for illustration purpose only, the net balance is approximately RMB5,466,401,377) as stipulated in the Current Payments Framework Agreement shall be rolled over for a period of 10 years from the date of signing of the Current Payments Framework Agreement without interest, and that upon the expiry of the rollover term, in the event that the Issuer has undistributed profits at that time, the Issuer may, depending on its operating situation, use the remaining distributable profits after deducting the funds required for the operation of the Issuer and the repayment of the debts of other parties to repay the current payments payable to Evergrande Group and its subsidiaries;

3.1.17	The Issuer has communicated with relevant creditors for the Group’s debts with an aggregate principal amount of not less than RMB13 billion (including but not limited to debts of various creditors such as financial institutions, individuals, enterprises, and Group Member suppliers, the withholding liabilities involved in litigation and the guarantees corresponding to the aforementioned debts, except for the Relevant Loans, current accounts payable with Evergrande Group and its subsidiaries, employee remuneration payable, and taxes payable) (the Subscriber is entitled to jointly participate in such communication) and has provided the Subscriber with the written Group’s debt repayment plan (the “Group’s Debt Repayment Plan”) as duly executed by the Issuer and as agreed by the Issuer and the Subscriber, and has not received any negative opinion from the creditors in respect of the Group’s Debt Repayment Plan. The Group Members have entered into a binding and enforceable understanding agreement with creditors and other relevant parties (if involved) for the Group’s debts with an aggregate principal amount of not less than RMB6 billion (the “Understanding Agreement”), the Understanding Agreement shall be subject to the satisfaction of the following conditions: (i) the creditors agree to calculate a new repayment period from 2024 onwards and the new repayment period is not shorter than the original repayment period; (ii) creditors agree that the interest rate applicable to the new repayment period is not higher than the original interest rate; (iii) creditors agree to waive all defaults by the Group Member under the original creditor-debt relationship and agree that an event of default of the Group Member shall be constituted only if the Group Member fails to perform its repayment obligations within the new repayment period pursuant to the Understanding Agreement and is overdue for more than six (6) months; and (iv) the Understanding Agreement entered into by the Issuer shall, as a whole, be consistent with the Group’s Debt Repayment Plan, and the repayment amount shall not exceed the acceptable range of the Group’s cash flow;

3.1.18	The Issuer has provided audited pro forma consolidated financial statements of the Group (referring to the Group that remains after the Completed Divestment) as of December 31, 2022, and, in such pro forma statements, net assets shall not be less than RMB-27.5 billion and total liabilities shall not be more than RMB65 billion; for the avoidance of doubt, the aforesaid amount of the Group’s net assets and total liabilities have taken into account the set-off of receivables and payables between the Group and the industrial park and health segments passively arising from the Completed Divestment. The calculation of the net assets amount in this Clause 3.1.18 is based on A-B+C, where item A is the difference between total assets and assets of discontinued operations held for sale; item B is the difference between total liabilities and liabilities of discontinued operations held for sale (the amount of total liabilities in this Clause 3.1.18 is item B); and item C is the net receivables of the Group after offsetting the debt against the living projects segment and the health management segment; and

3.1.19	The Issuer has communicated in advance with the authorized competent development and reform authorities and the competent industry and information technology authorities of Tianjin Plant in respect of the Proposed Transaction and the proposed replacement or significant adjustment of the production lines of the Tianjin Plant thereafter (the Subscriber is entitled to jointly participate in such communication), and such authorities have not raised any objection against the aforesaid matters.

3.2	The Conditions Precedent under Clause 3.1.1 to 3.1.7 are not waivable.

3.3	The Issuer may, at any time prior to the Closing, waive the Condition Precedent under Clause 3.1.8 in its sole discretion by giving notice to the Subscriber.

3.4	The Subscriber may, at any time prior to the Closing, waive the Conditions Precedent under Clauses 3.1.9, 3.1.10, 3.1.13 to 3.1.19 in its sole discretion by giving notice to the Issuer.

3.5	Subject to the requirements of Laws and regulations, the Issuer and the Subscriber may, at any time prior to the Closing, by written agreement jointly waive the Conditions Precedent under Clauses 3.1.11 and 3.1.12.

3.6	The Issuer shall use its reasonable endeavours to procure that the Conditions Precedent (other than those under Clauses 3.1.2, 3.1.6, 3.1.8 and 3.1.14) are satisfied on or before the Closing Date and shall notify the Subscriber as soon as possible after it becomes aware that such Conditions Precedent have been satisfied (or that any such Condition Precedent cannot be satisfied). Evergrande Group shall use its reasonable endeavours to procure that the Conditions Precedent under Clauses 3.1.2, 3.1.5, 3.1.9, 3.1.15 and 3.1.16) are satisfied on or before the Closing Date and shall notify the Subscriber as soon as possible after it becomes aware that such Conditions Precedent have been satisfied (or that any such Condition Precedent cannot be satisfied). The Subscriber shall use its reasonable endeavours to procure that the Conditions Precedent under Clauses 3.1.6, 3.1.8 and 3.1.14) are satisfied on or before the Closing Date and shall notify the Issuer and Evergrande Group as soon as possible after it becomes aware that such Conditions Precedent have been satisfied (or that any such Condition Precedent cannot be satisfied).

3.7	If any of the Conditions Precedent is not satisfied on the Long Stop Date (i.e. 31 December 2023 or such other date as the Issuer and the Subscriber may otherwise agree in writing) (or not waived in accordance with Clause 3.3 and /or Clause 3.4 and/or Clause 3.5), either the Issuer or the Subscriber shall be entitled to terminate this Agreement and this Agreement shall cease to have further force and effect, provided that, if the failure to satisfy any Condition Precedent is caused by or due to any Party’s failure to perform any of its obligations hereunder, that Party shall not be entitled to terminate this Agreement, and that Party shall take responsibilities in respect of the claims arising from antecedent breaches of this Agreement.

4.	Closing

4.1	Subject to all Conditions Precedent being satisfied or waived in accordance with this Agreement prior to the Long Stop Date, the Issuer will notify the Subscriber of the Closing Date at least three (3) Business Days prior to the Closing Date; provided, however, that if all Conditions Precedent are satisfied or waived in accordance with this Agreement less than three (3) Business Days prior to the Long Stop Date or on the Long Stop Date, then the Closing Date will be the fourth (4) business day upon all conditions precedent being satisfied or waived in accordance with this Agreement.

4.2	Subscription Proceeds

4.2.1	On the Closing Date, the Subscriber shall deposit into a bank account in Hong Kong opened by the Issuer (the “Issuer’s Receiving Account”) in immediately available funds an amount equivalent to the Total Subscription Price less the Transaction Costs (as defined below) as agreed in Clause 11.1 hereof (the “Subscription Proceeds”) and the Subscription Proceeds shall not be paid in cash (i.e. banknotes or coins). The Issuer’s Receiving Account shall be a joint account managed jointly by the Subscriber and the Issuer and shall be opened with a bank approved by the Subscriber, provided that the Issuer shall provide its designated beneficiary bank, beneficiary bank address, bank code, SWIFT Code, account name, account number and other necessary information to the Subscriber in writing not less than five (5) Business Days prior to the Closing Date.

4.2.2	The Subscriber shall or procure its related parties to deposit USD500,000,000 (the “Support Funds”) into an account (the “Escrow Account”) opened by the Subscriber or its related parties in a designated bank within thirty (30) calendar days after the Date of this Agreement. The Escrow Account shall be jointly supervised and managed by the Issuer and the Subscriber or their designated related parties, and the relevant parties shall separately negotiate and agree on the joint supervision and management for the Escrow Account and execute the joint management agreement before the Support Funds are deposited into the Escrow Account. On the Closing Date or such time limit as otherwise agreed by the Subscriber and the Issuer, the Subscriber may choose to transfer the Support Funds from the Escrow Account to the receiving account of the Issuer, and the same amount of the subscription proceeds will be deducted. When the Support Funds are transferred into the receiving account of the Issuer, the Subscriber shall be deemed to have performed its obligation under this Agreement to pay the same amount of subscription proceeds.

4.3	The Issuer shall issue the Subscription Shares on the Closing Date and, at the option of the Subscriber, either (i) on the Closing Date, deposit the Subscription Shares with an irrevocable delivery instruction to an Exchange Participant account designated by the Subscriber; or (ii) issue physical share certificates for the Subscription Shares within five (5) Business Days from the Closing Date and allow the Subscriber or its authorized person to collect such certificates at the Issuer’s principal place of business in Hong Kong five (5) Business Days after the Closing Date. The Subscriber shall notify the Issuer in writing of its option and, where applicable, its designated Exchange Participant account, no later than two (2) Business Days prior to the Closing Date, failing which the Subscriber shall be deemed to have elected option (ii) above.

4.4	At least three (3) Business Days prior to the Closing Date, the Issuer shall deliver to the Subscriber:

4.4.1	certified true copies of the meeting minutes or proposals of the Issuer’s board of Directors and Shareholders general meeting approving this Agreement and the Proposed Transaction;

4.4.2	a copy of the listing approval granted by the Exchange for the Subscription Shares;

4.4.3	the appointment by Issuer’s board of Directors of the individuals nominated by the Subscriber pursuant to Clause 7.11.1 as Directors of the Issuer and the acceptance of the resignation of Issuer’s original Directors. Such appointment and resignation shall take effect from the Closing Date;

4.4.4	a confirmation letter signed by Directors of the Issuer as to the satisfaction of all Conditions Precedent (other than those under Clauses 3.1.2, 3.1.6, 3.1.8 and 3.1.14 and confirmation that the Issuer is not in breach of its obligations hereunder during the period from the Date of this Agreement to the Closing; and

4.4.5	supporting documents evidencing the satisfaction of other Conditions Precedent as agreed in this Agreement.

4.5	At least two (2) Business Days prior to the Closing Date, the Subscriber shall deliver to the Issuer:

4.5.1	certified true copies of the meeting minutes or proposals of the Subscriber’s board of directors approving this Agreement and the Proposed Transaction; and

4.5.2	A confirmation letter signed by directors of the Subscriber as to the satisfaction of the Conditions Precedent set forth Clauses 3.1.6, 3.1.8 and 3.1.14.

4.6	At least two (2) Business Days prior to the Closing Date, Evergrande Group shall deliver to the Subscriber:

4.6.1	certified true copies of the meeting minutes or proposals of Evergrande Group’s board of directors approving this Agreement and the Proposed Transaction and supporting documents evidencing the approval (if required) from the creditors under the Evergrande Group Debt Restructuring approving this Agreement and its Proposed Transaction; and

4.6.2	A confirmation letter signed by directors of Evergrande Group as to the satisfaction of the Conditions Precedent set forth Clauses 3.1.2, 3.1.5, 3.1.9, 3.1.15 and 3.1.16.

4.7	Prior to the Closing Date, Evergrande Group shall deliver to the Subscriber and shall procure Mr. Hui to deliver to the Subscriber the Deed on Voting Control duly executed by Evergrande Group and Mr. Hui, and the Subscriber shall deliver to Evergrande Group and Mr. Hui the Deed on Voting Control duly executed by the Subscriber.

4.8	On the Closing Date, the Issuer shall submit a filing application to CSRC in accordance with the “Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises” issued by CSRC and its relevant regulations and shall promptly inform the Subscriber of the progress of the filing application and confirm the completion of the filing. The Subscriber agrees to provide all necessary documents and information to assist the Issuer to successfully complete the said filing.

5.	WHITEWASH waiver AND SPECIAL DEALS

5.1	The Issuer and the Subscriber shall use their respective reasonable endeavours to obtain the approval of the SFC and the Exchange for the announcement in relation to the Subscription, the Whitewash Waiver and the Special Deals and to despatch a circular to the Shareholders of the Issuer in relation to the Whitewash Waiver and the Special Deals with favourable conditions prior to the date required by the Takeovers Code and the Listing Rules (or such later date as may be approved by the SFC and the Exchange and as agreed in writing by the Issuer and the Subscriber).

5.2	Each party undertakes that it will comply with and ensure that its directors will comply with their respective obligations under the Takeovers Code.

5.3	Each party undertakes that it will each promptly provide the information that is reasonably necessary for the content of the relevant announcement, the relevant circular and the documents that are required to be provided under the Takeovers Code in relation to the Whitewash Waiver and the Special Deals and will be separately responsible for such information relating to it, and authorize the publication, dispatch or release of the relevant announcement, the relevant circular and other documents in relation to the Proposed Transaction.

6.	subscriber’s Warranties

6.1	The Subscriber hereby warrants to the Issuer that, as at the Date of this Agreement and the Closing Date:

6.1.1	the Subscriber is duly incorporated and validly existing under the Laws of the jurisdiction of its incorporation;

6.1.2	under its constitutional documents, it has the power to subscribe for and hold the Subscription Shares in accordance with the terms of this Agreement;

6.1.3	the Subscriber has full power, authority and capacity to enter into and perform this Agreement, and this Agreement, when executed, constitutes (or, for the purpose of the Subscription, when executed and upon satisfaction or waiver of the Conditions Precedent, will constitute) legal, valid and binding obligations on the Subscriber;

6.1.4	the Subscriber will not, by entering into this Agreement, violate any prevailing Laws or regulations applicable to the Subscriber or cause the Subscriber to be in breach of any provision of its constitutional documents;

6.1.5	other than the transactions, arrangements and the Transitional Support Funds (if any) under this Agreement, there is no other connected relationship or arrangement between the Subscriber and the shareholders of the Issuer or Evergrande Group; and

6.1.6	information about the Subscriber as set out in the Recitals is true and accurate.

6.2	The Subscriber represents and warrants to the Issuer that the Warranties set forth in Clause 6.1 are true, accurate and not misleading as of the date of this Agreement in all respects and will remain true, accurate and not misleading as of the Closing Date in all respects.

6.3	The Subscriber confirms that the Issuer enters into this Agreement in reliance of the Warranties given by the Subscriber in Clause 6.1.

6.4	The Warranties set forth in Clause 6.1 shall be separate from and independent of each other and, unless expressly provided to the contrary, shall not be limited by reference to or inference from any other Warranty or any other provision of this Agreement.

6.5	If any of the Warranties contained in Clause 6.1 is false or untrue, the Subscriber shall be deemed to be in breach of this Agreement and, unless otherwise agreed by the Parties, The Subscriber, being the breaching Party, shall be liable to compensate the Issuer for the actual losses suffered and the reasonable expenses incurred by the Issuer for litigation and claim as a result of its breach.

6.6	The Subscriber hereby agrees that, during the period from the Date of this Agreement to the Closing Date, it shall disclose in writing to the Issuer as soon as possible if it becomes aware of any matter, event or circumstance (including omission) which may occur or, to the best of its Knowledge, which may constitute a breach of, any of the Warranties contained in Clause 6.1; and any such disclosure made after the Date of this Agreement shall be without prejudice to any claim or other rights the Issuer may have in connection with the relevant Warranty.

6.7	The Subscriber will use its best endeavours to assist the Group in exploring the new energy vehicle market after the Closing Date with a view to striving for securing orders for 30,000 to 50,000 units of vehicles each year.

7.	Issuer’s Warranties

7.1	The Issuer hereby warrants to the Subscriber that, from the Date of this Agreement until the Closing Date, the Issuer will, and will procure that each Group Member shall:

7.1.1	use every reasonable endeavor to obtain all necessary approvals and consents and to make all announcements, registrations, filings and notifications required to be made under the Listing Rules and relevant Laws in respect of the Proposed Transaction contemplated hereunder as soon as possible;

7.1.2	conduct its Business normally in the same manner as before the Date of this Agreement in accordance with all applicable Laws, regulations and other requirements having the force of Law;

7.1.3	continuously comply in all respects with all contracts, agreements and leases to which it is a party; and

7.1.4	comply with all applicable Laws, regulations and material rules issued by relevant regulatory authorities.

7.2	From the Date of this Agreement to the Closing Date, the Issuer undertakes to the Subscriber that, unless: (i) otherwise agreed in this Agreement; or (ii) with the prior written consent of the Subscriber; or (iii) in the ordinary course of business of the Group, consistent with past business practices and on normal commercial terms; or (iv) in accordance with any agreement entered into by the Issuer or any Group Member prior to the effectiveness of this Agreement or any obligation or liability incurred or undertaken by the Issuer or any Group Member, in each case already disclosed in the Public Documents, it will not, and will procure that each Group Member will not:

7.2.1	issue, redeem, sell or dispose of or create any obligation to issue, redeem, sell or dispose of its share capital or equity or effect any split, reclassification or consolidation of Shares, other than increase in registered capital for the purpose of the Evergrande Group Debt Restructuring;

7.2.2	grant or agree to grant or redeem any option or amend the terms of any existing option or the right to acquire or subscribe for any of its Shares, other than the share option plan adopted by the Issuer on June 6, 2018 and the options granted under such share option plan;

7.2.3	execute any contract with a contractual consideration in excess of HK$1 million or enter into any transaction in excess of HK$1 million or make any asset commitment or promise in excess of HK$1 million (other than in the ordinary course of business, consistent with past business practices and on normal commercial terms, and disposals involving the Group Members and their relevant businesses that are not directly related to new energy vehicle-related businesses and that does not constitute a Material Adverse Event (excluding new energy battery-related businesses));

7.2.4	borrow money or obtain financing, grant loans to any third party entity (including Evergrande Group) or provide guarantee or indemnification or incur obligations or liabilities in respect of any other debt or payment obligations;

7.2.5	create or permit to create any mortgage, charge, lien (other than statutory liens), pledge or any security or Encumbrance in other form or of other nature (whether or not similar to any of the foregoing) over any undertaking, property or asset under its control (other than in the ordinary course of business, consistent with past operation practices and on normal commercial terms);

7.2.6	give any Director, officer, legal representative, employee or consultant any form of increased remuneration (other than those given under an existing contract of employment or contract of service), grant any severance or termination payment (other than those granted under an existing contract of employment or contract of service or required by Laws), or enter into or vary the terms of any contract of employment with such persons;

7.2.7	declare or give effect to any dividend, distribution or payment (whether in cash or otherwise, but excluding (i) repayment of loans made by the Shareholders, which repayment requires the written consent of the Subscriber, and (ii) conversion of Relevant Loans into Shares at a price of HK$3.84 per Share) to the Shareholders;

7.2.8	initiate any material civil, criminal, arbitration or other legal proceedings or waive its rights in any material civil, criminal, arbitration or other legal proceedings;

7.2.9	amend or restate its by-laws or similar constitutional documents (except as required by Laws);

7.2.10	without taking the necessary steps, allow its core Intellectual Property to expire or be abandoned, donated or waived, or disclose any material trade secrets, know-how or other Intellectual Property that were not public information prior to their disclosure, except for disclosure required by Laws or pursuant to a confidentiality agreement;

7.2.11	act or fail to act with the result of the expiration or termination of any material permit, license, authorization or approval relating to such Group Member or its Business, or the non-renewal of any material permit, license, authorization or approval upon its expiration;

7.2.12	take any action or omission that results in the occurrence of any Material Adverse Event; or

7.2.13	undertake, agree to or allow any of the actions set forth in Clauses 7.2.1 through 7.2.12 above.

7.3	The Issuer hereby warrants to the Subscriber that, as at the Date of this Agreement:

7.3.1	the Issuer is duly incorporated and validly existing under the Laws of the jurisdiction of its incorporation, and has full power, authority and legal right to own its assets and carry on its Business;

7.3.2	in accordance with its constitutional documents, and subject to satisfaction or waiver of the Conditions Precedent under Clause 3.1.1, it shall have the power to issue the Subscription Shares in accordance with the terms of this Agreement;

7.3.3	the Issuer has full power, authority and capacity to enter into and perform this Agreement, and this Agreement, when executed, constitutes (or, for the purpose of the Subscription, when executed and upon satisfaction or waiver of the Conditions Precedent, will constitute) legal, valid and binding obligations on the Subscriber;

7.3.4	the Issuer will not, by entering into this Agreement, substantively violate any prevailing Laws, regulations or liabilities applicable to the Issuer or cause the Issuer to be in breach of any provision of its AOA; and

7.3.5	information about the Issuer as set out in the Recitals is true and accurate.

7.4	The Issuer hereby warrants to the Subscriber that, as at the Closing Date:

7.4.1	subject to satisfaction or waiver of the Conditions Precedent under Clause 3.1.1, the Issuer has obtained all corporate authorizations and all other applicable governmental, statutory, regulatory or other consents, licenses, authorizations, waivers or exemptions which are necessary to empower it to enter into this Agreement;

7.4.2	subject to satisfaction or waiver of the Conditions Precedent under Clause 3.1.1, the allotment and issue of the Subscription Shares by the Issuer pursuant to this Agreement will not violate the AOA of the Issuer and any relevant Laws, regulations, Listing Rules and other applicable Laws and regulations of Hong Kong;

7.4.3	the Subscription Shares, when issued, are freely transferable, fully paid up and free from any Encumbrances, and shall rank pari passu in all respects with, and enjoy all such rights as, the Shares in issue on the date of allotment, including all dividends and other distributions with a record date of any time after the Closing Date;

7.4.4	taking into account the enlarged share capital as a result of the conversion of the Relevant Loans into new Shares and assuming that there is no other issue of new Shares and no exercise of any share options by the grantees under the share option scheme between the Date of this Agreement and the Closing Date, the Subscription Shares represent approximately 27.50% of the total issued Shares of the Issuer immediately following the Closing; and

7.4.5	subject to satisfaction of the relevant Conditions Precedent under Clause 3, the Issuer has complied with all obligations (including, without limitation, disclosure obligations) imposed on it by the Companies Ordinance, the Listing Rules, the Takeovers Code and all applicable Laws or otherwise in connection with this Agreement or as a result of the matters contemplated hereunder, which are required to be performed on or before the Closing Date.

7.5	The Issuer represents and warrants to the Subscriber that, except for the Disclosed Matters, the Warranties set forth in Clauses 7.1, 7.2, 7.3 and 7.4 and in Exhibit 1 are true, accurate and not misleading in material respects as of the Date of this Agreement with respect to contracting, and will remain true, accurate and not misleading in material respects as of the Closing Date with respect to contracting (for the avoidance of doubt, where a materiality limitation already exists in such Warranties, it is not subject to that “material aspect”).

7.6	The Issuer confirms that the Subscriber enters into this Agreement in reliance of the Warranties given by the Issuer in Clauses 7.1, 7.2, 7.3 and 7.4 and in Exhibit 1.

7.7	The Warranties set forth in Clauses 7.1, 7.2, 7.3 and 7.4 and in Exhibit 1 shall be separate from and independent of each other and, unless expressly provided to the contrary, shall not be limited by reference to or inference from any other Warranty or any other provision of this Agreement.

7.8	If any of the Warranties contained in Clauses 7.1, 7.2, 7.3 and 7.4 and in Exhibit 1 is false or untrue, or if the Issuer breaches any of its undertakings or obligations contained therein, the Issuer shall be deemed to be in breach of this Agreement and, unless otherwise agreed by the Parties, the Issuer, being the breaching Party, shall be liable to compensate and hold the Subscriber harmless against the actual losses suffered and the reasonable expenses incurred by the Subscriber for the litigation and claim as a result of its breach.

7.9	The Issuer hereby agrees that, during the period from the Date of this Agreement to the Closing Date, it shall disclose in writing to the Subscriber as soon as possible (and in any event within three (3) Business Days) if it becomes aware of any matter, event or circumstance (including omission) which may occur or, to the best of its Knowledge, which may constitute a breach of, any of the Warranties contained in Clauses 7.1, 7.2, 7.3 and 7.4 and in Exhibit 1; and any such disclosure made after the Date of this Agreement shall be without prejudice to any claim or other rights the Subscriber may have in connection with the relevant Warranty.

7.10	Post-Closing Undertakings

7.10.1	For transactions involving the carve-out of industrial park and health segments, the Issuer (the transferor) shall bear any taxes payable by it in relation to the Proposed Transaction under this Agreement in accordance with applicable Laws. The transferor shall, in accordance with the provisions of applicable Laws, promptly declare and pay tax to the competent tax authority for the transaction involving the carve-out of the industrial park segment and health segment within the statutory time limit, and bear on its own the relevant taxes and expenses arising from the tax declaration (including but not limited to the expenses of engaging relevant tax advisor). The transferor shall provide a copy of the relevant tax declaration materials to and obtain the prior written consent of the Subscriber before submitting such materials to the competent tax authority (for the avoidance of doubt, email confirmation is acceptable, and the Subscriber shall not unreasonably withhold such consent), and shall keep the Subscriber informed of the progress of the relevant tax declaration from time to time. The transferor shall, within ten (10) Business Days after paying tax corresponding to the equity transfer, provide the Subscriber with a copy of the certificate issued by the competent tax authority for payment of the withholding income tax in accordance with Bulletin 7 (including all the materials submitted to the competent tax authority, the tax return, tax payment certificate and relevant tax calculation sheet issued by the competent tax authority which record the amount of tax payable) or, as far as the transaction is concerned, if the competent tax authority determines that the transferor is not required to pay any Taxes, the transferor shall provide the Subscriber with a Bulletin 7 non-taxable opinion issued by a big-4 accounting firm regarding the transaction, or the transferor shall, together with a person designated by the Subscriber, confirm on-site with the competent tax authority that the transferor is not required to pay any PRC Taxes in connection with such transaction. The Issuer shall compensate the Subscriber for any Losses of the Subscriber caused by any Taxes (if any) incurred by the Issuer due to the afore-mentioned matters after the Closing.

7.10.2	Any Losses of the Subscriber caused by any Taxes (if any) incurred by the Issuer due to the implementation of the Evergrande Group Debt Restructuring after the Closing shall be compensated by the Issuer to the Subscriber and guaranteed by Evergrande Group.

7.10.3	The Issuer shall complete financial control and data sorting to the Subscriber’s satisfaction within one (1) month after the Closing Date, including but not limited to organizing, following and coordinating audit adjustments, developing a regular verification mechanism for business and financial information.

7.10.4	The Issuer shall complete the disposal of the Group Members and their relevant businesses that are not directly related to the new energy vehicle-related business (excluding new energy battery-related business) as soon as possible after the Closing.

7.11	Nomination of Directors and Members of Senior Management

7.11.1	The Parties agree that, on the Closing Date, and to the fullest extent as in compliance with the AOA and as permitted by the Listing Rules and applicable Laws, provided that the Issuer’s board is comprised of five (5) Directors in total, the Subscriber shall be entitled to nominate, by written notice to the Issuer’s board, three (3) candidates for consideration to serve as Directors and committee members under the board of the Issuer (if required), the special group of creditors of Evergrande Group’s overseas US dollar bonds (the “Creditors Group”) and Evergrande Group shall be entitled to nominate, by written notice to the Issuer’s board, one (1) and one (1) candidate, respectively, for consideration to serve as Directors and committee members under the board of the Issuer (if required); for the avoidance of doubt, in the event that the Creditors Group fails to nominate one (1) candidate to be considered for appointment as a Director of the Issuer on the Closing Date, the Subscriber is entitled nominate three (3) candidates to be considered as Directors of the Issuer and members of various committees of the board of Directors of the Issuer (if required), of which one (1) Director to serve as chairman of the Issuer’s board of Directors and two (2) Directors as independent non-executive Directors, provided that there are five (5) Directors in total on the board of the Issuer, Evergrande Group is entitled to nominate two (2) candidates to be considered for appointment as Directors of the Issuer and members of various committees of the board (if required) by giving written notice to the board of Directors of the Issuer, of which one (1) Director serves as an independent non-executive Director; If the Issuer’s board is comprised of more than five (5) Directors in total on the Closing Date, the numbers of Directors that the Subscriber, the Creditors Group and Evergrande Group are entitled to nominate shall be increased on a pro rata basis, in which the number of Directors entitled to be nominated by the Subscriber shall not be less than half of the seats on the board. For the purpose of this Agreement, such a nominee who is appointed as a Director of the Issuer shall be hereinafter referred to as a “Nominee Director”;

7.11.2	In the event that a Nominee Director resigns or leaves office after his/her appointment, by repeating the procedures under Clause 7.11.1, the Subscriber, the Creditors Group and Evergrande Group shall have the right to immediately nominate any other person, as may be decided by the Subscriber, the Creditors Group and Evergrande Group from time to time, for consideration to serve as a Director of the Issuer;

7.11.3	A Nominee Director shall have the right as entitled by a Director or a board committee member of the Issuer (if applicable) to receive meeting notices and information relating to the Group and to vote at the board meetings, as set out in the AOA; and

7.11.4	From the Closing Date, the Issuer, Evergrande Group and the Subscriber shall, to the fullest extent as permitted by the AOA, the Listing Rules and applicable Laws, implement or take all necessary measures and actions and otherwise use their best endeavors to secure the rights of the Subscriber, the Creditors Group and Evergrande Group under Clauses 7.11.1 to 7.11.3 and (in the case as a party to the Deed on Voting Control) comply with the relevant provisions of the Deed on Voting Control within a reasonable time, including (without limitation):

(a)	a board meeting of the Issuer shall be promptly convened to consider the appointment of the persons nominated by the Subscriber, the Creditors Group and Evergrande Group to serve as Directors and/or members of the board committees of the Issuer;

(b)	no change shall be made in the proportion of board members to be nominated by the Subscriber, the Creditors Group and Evergrande Group respectively;

(c)	in case of a tie of affirmative and negative votes of the board, the chairman appointed by the Subscriber shall have a second or casting vote in accordance with the provisions of the Deed on Voting Control; and

(b)	if any such nominee is appointed as a Nominee Director, the board of the Issuer shall propose and recommend, in the letter of the board as contained in the circular to the Shareholders relating to the next Shareholders’ general meeting of the Issuer, to the Shareholders (unless the board of the Issuer believes that there has been a breach of the Directors’ due diligence (fiduciary duties)) for re-election and re-appointment of the Nominee Director at the next Shareholders’ general meeting of the Issuer.

7.11.5	On the Closing Date and to the fullest extent as in compliance with the AOA and as permitted by the Listing Rules and applicable Laws, the Parties shall implement or take all necessary measures and actions and otherwise use their best endeavors to procure that the persons nominated by the Subscriber shall serve as the Issuer’s chief financial officer, vice president and other members of the senior management of similar rank. The employment and dismissal of the Chief Human Resources Officer (CHO) of the Issuer shall be subject to the consent of the Subscriber.

7.11.6	Subject to applicable Laws and the labor contracts entered into between the Issuer or its affiliates and its core senior management team, the Parties shall maintain the overall stability of the Issuer’s core senior management team after the Closing in accordance with the needs of business development.

7.12	Use of Subscription Proceeds

7.12.1	The Issuer shall use the Subscription Proceeds in accordance with the annual budget duly approved by the Issuer’s general meeting and/or the board of Directors. The Issuer shall set up a special account for the Subscription Proceeds. The Issuer shall procure its chief financial officer (or, if there is no chief financial officer, the person in charge of its finance department at the time) to provide quarterly budget for the use of proceeds to the board of Directors of the Issuer for approval at least fifteen (15) days prior to the commencement of each quarter and to provide the bank statements to the board of Directors of the Issuer for inspection within fifteen (15) days after the end of each quarter following the Closing Date. If the board of Directors determines that the Issuer has not used the Subscription Proceeds in accordance with the purposes set forth in Clause 7.12.2 or the quarterly budget approved by the board of Directors, the Issuer shall submit a written request for use to the Subscriber in each quarter in accordance with the quarterly use plan under the budget and obtain the Subscriber’s consent before drawing down the Subscription Proceeds from the condominium bank.

7.12.2	All Subscription Proceeds shall be used for the development, production, sales of the Group’s vehicles and the repayment of transitional support funds (if any) provided by the Subscriber or its Affiliates to the Issuer or its subsidiaries (the “Transitional Support Funds”).

7.12.3	The Issuer shall not use any Subscription Proceeds: (1) to repay or offset any Liability, loan, liquidated damage, indemnity or compensation or other Liability of a similar nature of any Group Member (excluding the Transitional Support Funds), unless such repayment or offsetting is approved by the Subscriber in writing and is conducted in accordance with the Group’s Debt Repayment Plan; (2) to pay or offset any amount of connected transactions (within the meaning of the applicable provisions of the Listing Rules) of the Group; (3) to repurchase the equity interest of any Group Member held by a shareholder of any Group Member or make a capital reduction for any shareholder of any Group Member; or (4) in the residential projects actually operated by Guangxi Lichi Enterprise Management Co., Ltd. and Guangxi Fuhao Enterprise Management Co., Ltd.

7.13	Directors and Senior Management and Commitment Period to Use Subscription Proceeds

7.13.1	The Parties agree that the rights and liabilities under Clauses 7.11 and 7.12 will terminate upon termination of the Deed on Voting Control in accordance with the terms thereof.

7.14	Exclusivity Period

7.14.1	From the Date of this Agreement until the earlier of the Closing Date or the termination of this Agreement (the “Exclusivity Period”), neither Evergrande Group nor the Issuer shall, and the Issuer shall procure that each Group Member shall not either directly or indirectly: (1) solicit from any person other than the Subscriber (for the purposes of this Clause 7.14, a “Third Party”) submission of any proposal or offer in connection with purchase, issue, sale or disposal of in any other way any equity securities (other than the Market-Based Financing (as defined below) mentioned below) or other material assets (including assignment, exclusive license or transfer of any material Intellectual Property rights) of any Group Member, or involving any merger or reorganization of any Group Member (any such transaction other than the Proposed Transactions hereunder, a “Competitive Transaction”); (2) enter into any substantive discussions or negotiations with a Third Party relating to a Competitive Transaction, or authorize, propose or execute a definitive agreement or letter of intent for carrying out a Competitive Transaction; or (3) cooperate with, assist or participate with a Third Party in engaging in any of the foregoing, or circumvent the Proposed Transaction or advance a Competitive Transaction. The above restrictions shall not apply to (i) the Evergrande Group Debt Restructuring, (ii) the transactions set forth in the announcement of very substantial disposal and connected transaction in relation to the disposal of subsidiaries published by the Issuer on April 24, 2023, and (iii) any market-based financing necessary to be raised by the Issuer for the purpose of its business operations and development, to the extent permitted by applicable Laws and rules, not exceeding HK$ 1 billion (the “Market-Based Financing”, subject to the Issuer notifying the Subscriber in writing when it enters into material negotiation stage with respect to the Market-Based Financing), provided that the aforesaid Market-Based Financing shall not affect the status of the Subscriber as the sole largest Shareholder of the Issuer after the Closing of the Proposed Transaction (assuming that the mandatory exchangeable bonds have been fully converted into new Shares of the Issuer pursuant to the terms of the Evergrande Group Debt Restructuring) and the Subscriber’s effective control over the operation and management of the Issuer.

7.15	RESTORATION OF PUBLIC FLOAT PRESCRIBED BY THE LISTING RULES

7.15.1	The Issuer shall satisfy the minimum public float requirement prescribed by the Listing Rules (the “Minimum Public Float Requirement”) first by way of the exchange of the mandatory exchangeable bonds issued by the Evergrande Group pursuant to the Evergrande Group Debt Restructuring and the placing of new Shares by the Issuer. In case the Issuer is still unable to meet the Minimum Public Float Requirement, subject to prevailing market conditions, the Issuer will engage in discussions with the Subscriber and (in the event Evergrande Group has any Shares available for sale at the relevant time) Evergrande Group to formulate plans for an orderly disposal of their holdings of Shares on a pro-rata basis to independent third parties for restoration of the minimum public float of the Issuer and satisfaction of the Minimum Public Float Requirement.

8.	Evergrande Group’s warranties

8.1	Evergrande Group hereby warrants to the Subscriber that, as at the Date of this Agreement and the Closing Date:

8.1.1	Evergrande Group is duly incorporated and validly existing under the Laws of the jurisdiction of its incorporation;

8.1.2	Evergrande Group has full power, authority and capacity to enter into and perform this Agreement, and this Agreement, when executed, constitutes (or, for the purpose of the Subscription, when executed and upon satisfaction or waiver of the Conditions Precedent, will constitute) legal, valid and binding obligations on Evergrande Group;

8.1.3	Evergrande Group will not, by entering into this Agreement, violate any prevailing Laws, regulations or liabilities applicable to Evergrande Group or cause Evergrande Group to be in breach of any provision of its constitutional documents; and

8.1.4	Information about Evergrande Group as set out in the Recitals is true and accurate.

8.2	Evergrande Group represents and warrants to the Subscriber that the Warranties set forth in Clause 8.1 are true, accurate and not misleading as of the Date of this Agreement with respect to contracting and will remain true, accurate and not misleading as of the Closing Date with respect to contracting.

8.3	Evergrande Group confirms that the Subscriber enters into this Agreement in reliance of the Warranties given by Evergrande Group in Clause 8.1.

8.4	The Warranties set forth in Clause 8.1 shall be separate from and independent of each other and, unless expressly provided to the contrary, shall not be limited by reference to or inference from any other Warranty or any other provision of this Agreement.

8.5	If any of the Warranties contained in Clause 8.1 is false or untrue, Evergrande Group shall be deemed to be in breach of this Agreement and, unless otherwise agreed by the Parties, Evergrande Group, being the breaching Party, shall be liable to compensate the Subscriber for the actual losses suffered and the reasonable expenses incurred by the Subscriber for the litigation and claim as a result of its breach.

8.6	Evergrande Group hereby agrees that, during the period from the Date of this Agreement to the Closing Date, it shall disclose in writing to the Subscriber as soon as practical if it becomes aware of any matter, event or circumstance (including omission) which may occur or, to the best of its Knowledge, may constitute a breach of, any of the Warranties contained in Clause 8.1; and any such disclosure made after the Date of this Agreement shall be without prejudice to any claim or other rights the Subscriber may have in connection with the relevant Warranty.

9.	Undertakings by EVERGRANDE Group and Mr. Hui

9.1	Evergrande Group and Mr. Hui (collectively, the “Indemnifiers”) hereby undertake to the Issuer and the Subscriber that:

9.1.1	if National Electric Vehicle Sweden AB and its subsidiaries incur any expenses or liabilities other than ordinary operating costs after the Closing, the increase in expenses or liabilities of the Group Members arising therefrom, or any losses suffered by the Issuer and/or the Subscriber as a result thereof, shall be indemnified by the Indemnifiers to the Group Members (excluding National Electric Vehicle Sweden AB and its subsidiaries), the Issuer and/or the Subscriber;

9.1.2	the Group Members are held liable for breach of contract or are required to undertake other legal liabilities by the local governmental authorities or the parties to the agreement (excluding the supplier) as a result of the following matters, the increase in expenses or liabilities of the Group Members arising therefrom, or any losses suffered by the Issuer and/or the Subscriber as a result thereof, shall be indemnified by the Indemnifiers to the Group Members, the Issuer and/or the Subscriber:

(a)	the Group Members fail to sufficiently perform the obligations under the agreements in relation to the development and construction of the new energy vehicle, battery or power projects located in Shanghai and Tianjin (including but not limited to the construction of the plants) prior to the Closing Date, including but not limited to investment agreements, land grant contracts, etc.; or

(b)	the Group Members fail to perform or sufficiently perform the obligations under the agreements in relation to the development and construction of the new energy vehicle, battery or power projects located in areas other than Shanghai and Tianjin (including but not limited to the construction of the plants) prior to and subsequent to the Closing Date (including but not limited to investment agreements, land grant contracts, etc.), excluding the increase in expenses, liabilities or losses as a result of the failure or insufficient performance of such obligations which is caused by and only by the act, action or omission of the Board under the control of the Subscriber or any person appointed by the Subscriber without reasonable grounds after the Closing Date;

9.1.3	any capital replenishment requirement arising from the Group’s failure to divest the project in respect of ensuring the delivery of two property development projects in Guangxi province and Tianjin municipality respectively to Evergrande Group shall be replenished by the Indemnifiers;

9.1.4	save for the disclosed matters, if there is any other undisclosed indebtedness of the Group (regardless of whether such indebtedness has incurred on or prior to the Closing Date or is to be incurred after the Closing Date), the increase in expenses or liabilities of the Group Members arising therefrom, or any losses suffered by the Issuer and/or the Subscriber as a result thereof, shall be indemnified by the Indemnifiers to the Group Members, the Issuer and/or the Subscriber; and

9.1.5	in the event of any taxes arising from the Completed Divestment, the losses suffered by the Subscriber as a result thereof, shall be indemnified by the Indemnifiers to the Subscriber.

In respect of the obligations of Evergrande Group under this Clause 9 only, the indemnification or the replenishment as set out in the Clauses 9.1.1 to 9.1.5 above shall be made only to the extent that such indemnification or replenishment (and any act, action or omission of Evergrande Group in connection with such indemnification or replenishment) does not, under any circumstances, result in or trigger a default of offshore indebtedness of any Evergrande Group or its subsidiaries, except that, for the avoidance of doubt, the exclusion of debt defaults as set out in the terms of such offshore indebtedness (whether set out as at the date of this Agreement or excluded at a later stage through obtaining necessary consents from the necessary creditors).

10.	Termination and Survival

10.1	Notwithstanding completion of the Closing, if any Party discovers after the Closing any breach of the terms of Clauses 6, 7 or 8 by any other Party, such Party shall have the right to make a claim against such breach, without being affected by the Closing, and proceeding with the Closing shall not be deemed as an acceptance or agreement by such Party not to make a claim against such breach.

10.2	The Subscriber may terminate this Agreement (by giving notice to the Issuer, Evergrande Group and Mr. Hui) at any time during the period from the execution of this Agreement to the Closing, in the event of any of the following:

10.2.1	the Issuer breaches a term of this Agreement (whether or not such breach constitutes a substantive breach) and, within ten (10) Business Days following the giving of written notice to the Issuer by the Subscriber, the Issuer fails to end such breach and take remedial actions to offset the effects of such breach to the reasonable satisfaction of the Subscriber (applicable only if such breach is capable of being remedied); or

10.2.2	a Material Adverse Event occurs, the effects of which is unlikely to be eliminated by the Long Stop Date; or

10.2.3	the commercial banking activities in Hong Kong are generally suspended, or the securities clearing or settlement services in Hong Kong are materially disrupted, which are unlikely to be resumed by the Long Stop Date (other than such suspension in Hong Kong on Saturdays, Sundays, non-trading days, public holidays or attributable to weather); or

10.2.4	foreign exchange restrictions are imposed on the Subscriber and/or Issuer in Hong Kong, and as a result, the Subscriber is unable to complete the transfer of funds under this Agreement; or

10.2.5	Any material qualification, permit, approval, license or filing relating to the Group’s new energy vehicle business expires, is terminated, cancelled or withdrawn, or is not renewed upon expiry, which affects the actual operation of the Group.

10.3	Upon termination of this Agreement, any further rights and obligations of the Parties shall immediately cease, except for this Clause 10.3, Clause 1 (Definitions), Clause 11 (Costs and Expenses), Clause 12 (Announcements, Information and Confidentiality), Clause 13 (Notice), Clause 14 (Entire Agreement), Clause 16 (Waiver), Clause 17 (Partial Invalidity), Clause 18 (Amendment), Clause 19 (Assignment), Clause 20 (Counterparts), Clause 21 (Rights of Third Parties), Clause 22 (Governing Law and Jurisdiction) which shall survive the termination of this Agreement and shall remain in full force and effect. Termination of this Agreement shall be without prejudice to the rights and obligations of each Party which have accrued up to such termination and the liabilities for which such Party shall be liable as of such termination.

11.	costs and Expenses

11.1	In the event of the Closing of the Proposed Transaction contemplated hereunder, the reasonable costs of professional advisors (including but not limited to the fess of legal, financial and tax advisors, auditors’ fees and valuation fees, etc.) incurred by the Subscriber in connection with the Proposed Transaction contemplated hereunder (the “Transaction Costs”) shall be borne by the Issuer, and the Subscriber, when making payment of the Subscription Proceeds to the Issuer, shall be entitled to deduct the Transaction Costs from the Total Subscription Price actually required to be paid by the Subscriber to the Issuer. Notwithstanding the foregoing, the amount of the Transaction Costs of the Subscriber to be borne by the Issuer is capped at US$3,500,000 or its equivalent in Hong Kong dollars. In the absence of the Closing of the Proposed Transaction contemplated hereunder, each Party shall bear the Transaction Costs and other costs and expenses incurred by such Party in connection with this Agreement, provided, however, that if the Closing fails to occur for reasons attributable to the Issuer or Evergrande Group, the Issuer shall bear all Transaction Costs incurred by the Subscriber.

11.2	The Issuer and the Subscriber shall each bear its own Exchange transaction levies and Accounting and Finance Bureau transaction levies as may be payable in connection with the issue of the Subscription Shares.

12.	Announcements, information and confidentiality

12.1	A Party shall undertake to the other Parties that it shall keep in strict confidence the terms hereof, negotiations leading to the execution hereof and information relating to the subject matter hereof, shall not use or disclose or divulge to anyone such information any time in the future without the prior written consent of the other Parties, and will use its best endeavors to prevent the publication or disclosure of such information.

12.2	The restrictions under Clause 12.1 (Confidentiality) shall not apply to announcements or disclosures made by a Party as required by applicable Laws or any stock exchange or Government Authority (including the SFC, the Exchange, the U.S. Securities and Exchange Commission (SEC) and the NASDAQ) in accordance with the rules to which it is subject (provided that such Party shall, to the extent practicable, consult with the other Parties regarding the substance and form of the announcement and obtain the relevant approval of the applicable stock exchange or Government Authority as may be required), nor shall such restrictions apply to any disclosure by a Party to its professional advisors, directors, officers or employees for the purposes of this Agreement (provided that such professional advisors, directors, officers or employees shall be subject to obligations of confidentiality no less stringent than those required hereunder).

12.3	If a Party to the Proposed Transaction is required by the Laws or by any stock exchange or Government Authority to provide any information or announcement in connection with this Agreement, the other Parties warrant and undertake to provide all relevant information relating to such other Parties which is within their Knowledge and in their possession and which is reasonably necessary or may be required by the stock exchange or any Government Authority, and to allow such information to be incorporated into the announcement.

13.	Notice

13.1	Any notice given under this Agreement shall be written in Chinese and given in writing, and may be delivered personally or sent by pre-paid mail (or by airmail if the recipient is located abroad) or by e-mail transmission. Notices shall be sent to the other Parties at the addresses or e-mails set out below (marked for the attention of the relevant recipients) or to the relevant recipients at such other addresses or e-mails as the relevant recipients may advise the other Parties from time to time for the purpose of this Clause.

13.2	For the purposes of this Clause, the notification information of the Parties shall be as follows:

To the Issuer:
Address:	15/F, YF Life Centre, 38 Gloucester Road, Wanchai, Hong Kong
E-mail:	liuyongzhuo@evergrande.com; hui.cao@hengchiauto.com
Attn:	Yongzhuo Liu / Hui Cao

To the Subscriber:
Address:	No. 76, Munan Road, Heping District, Tianjin
E-mail:	dan.luo@nwtnmotors.com
Attn:	Dan Luo

To Evergrande Group:
Address:	15/F, YF Life Centre, 38 Gloucester Road, Wanchai, Hong Kong
E-mail:	mischuchu@evergrande.com
Attn:	The Board of Directors

To Mr. Hui:
Address:	15/F, YF Life Centre, 38 Gloucester Road, Wanchai, Hong Kong
E-mail:	mischuchu@evergrande.com

14.	ENtire agreement

14.1	This Agreement represents the entire understanding with respect to the subject matter hereof and constitutes the entire agreement with respect to such subject matter, superseding any prior agreements among the Parties with respect thereto.

14.2	The Parties acknowledge that, save as otherwise provided in this Agreement, no Party has relied on any representation or warranty or undertaking not contained herein, and no Party shall have any liability or take any remedial action for any misrepresentation or false statement, except and to the extent that a claim is made pursuant to this Agreement.

15.	Further assurance

15.1	Each Party agrees to give such further assurance, provide such further information, perform (or cause to be performed) all such further acts and matters and execute and deliver (or cause to be executed and delivered) such further documents as may be required by the Laws or as may be necessary or reasonably desirable to implement and/or give effect to this Agreement and the transactions contemplated hereunder.

16.	Waiver

16.1	No waiver of any provision of this Agreement shall be effective unless it is set forth in a written instrument signed by the Party by which such provision is waived. No failure, indulgence, moratorium, deferral or delay by any Party in exercising any right or remedy provided by the Laws or under this Agreement shall affect the ability of such Party to subsequently exercise such right or remedy or to resort to any other right or remedy, and such failure or delay shall not constitute a waiver or amendment of such right or any other right or remedy. No single or partial exercise of any relevant right or remedy shall preclude any other exercise or further exercise of that right or remedy or the exercise of any other right or remedy.

17.	partial invalidity

17.1	The Parties intend to enforce the provisions of this Agreement to the fullest extent possible under the applicable Laws of each jurisdiction in which such enforcement is sought. If any particular provision of this Agreement or part of this Agreement is held to be invalid or unenforceable, that provision shall (to the extent invalid or unenforceable) be ineffective and shall be deemed not to be included in this Agreement, but shall not invalidate any remaining provisions of this Agreement. The Parties shall make all reasonable efforts to replace such invalid or unenforceable provision with a valid and enforceable substitute provision that is as close as possible to the intended validity of the invalid or unenforceable provision.

18.	Amendment

18.1	No amendment of any provision hereof shall be effective unless and until it is made in writing and signed by or on behalf of each of the Parties. The term “amendment” shall include any amendment, supplement, deletion or substitution, however taking effect.

18.2	Unless otherwise expressly agreed, no amendment or waiver of any term or condition hereof shall constitute a general amendment or waiver of any term or condition hereof or affect any rights, obligations or liabilities that have accrued under or pursuant to this Agreement as of the date of such amendment or waiver; and the rights and obligations of the Parties hereunder or accrued pursuant to this Agreement, other than those amended or waived, shall remain in full force and effect.

18.3	Any consent given hereunder shall be valid only if made in writing and signed by the consenting Party and only with respect to the matter and purpose for which such consent is given.

19.	Assignment

19.1	This Agreement shall be binding upon and inure to the benefit of the successors of the Parties, provided that no Party shall assign (by operation of Law or otherwise) any interest or obligation under this Agreement without the prior written consent of the other Parties.

20.	Counterparts

20.1	This Agreement may be executed in any number of counterparts, each of which so executed and delivered shall be an original, but all of which taken together shall constitute one and the same instrument.

21.	Rights of Third Parties

21.1	No third party shall be entitled to enforce any provision of this Agreement or acquire any right under this Agreement pursuant to the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong).

22.	Governing Law and Jurisdiction

22.1	This Agreement shall be governed by and construed in accordance with the Laws of Hong Kong, and each Party hereto irrevocably submits to the non-exclusive jurisdiction of the courts of Hong Kong and agrees that process in any legal proceedings arising hereunder may be served on its agent for service of process at the address set forth herein or the process agent appointed for the purposes of this Agreement.

23.	LANGUAGE

23.1	This Agreement shall only be executed in Chinese version and its English translation version is for reference only. If there is any conflict or inconsistency between the Chinese and English versions, the Chinese version shall prevail.

[No Text Below, Followed by Signature Page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above.

Liu Yongzhuo	) /s/ Liu Yongzhuo
On behalf of	)
CHINA EVERGRANDE NEW	)
ENERGY VEHICLE GROUP LIMITED	)
)

Hui Ka Yan	) /s/ Hui Ka Yan
On behalf of	)
CHINA EVERGRANDE GROUP	)
)

HUI KA YAN	) /s/ Hui Ka Yan
)

Signature page of the Share Subscription Agreement

in connection with China Evergrande New Energy Vehicle Group Limited

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above.

Alan Nan Wu	) /s/ Alan Nan Wu
On behalf of	)
NWTN INC.	)
)

Signature page of the Share Subscription Agreement

in connection with China Evergrande New Energy Vehicle Group Limited

Exhibit 1 Representations and Warranties of the Issuer

1.	Authorization and Approval

1.1	The Issuer has full power, authority and capacity to enter into and perform this Agreement, and this Agreement, when executed, shall constitute legal, valid and binding obligations of the Issuer enforceable in accordance with its terms subject to any principles of equity or insolvency law. The Issuer will not, by entering into this Agreement, violate any existing obligations under any agreement to which the Issuer is now a party or applicable Laws or regulations.

1.2	Except for the pending approvals and authorizations set out in this Agreement (including, without limitation, the approval of the Listing Committee of the Exchange on the listing and trading of the Subscription Shares), the Issuer has obtained from the relevant governmental or other authorities or third parties such approvals or authorizations and other consents, licenses, waivers or exemptions as are necessary to empower it to enter into and perform its obligations under this Agreement.

1.3	Except for the Disclosed Matters, the execution, delivery and performance of this Agreement, compliance with the terms hereof, or consummation of the Proposed Transaction contemplated hereunder will not conflict with, violate, result in a breach by the Issuer of, entitle any person to terminate or modify or result in the creation of any Encumbrance under: (i) any applicable Laws or regulations, (ii) any existing agreement, arrangement or instrument, or any order, decree, injunction or judgment of any court or any governmental or regulatory authority, binding on or affecting the Group or its property or assets; or (iii) the AOA.

2.	Share Capital

2.1	As of the Date of this Agreement, the Issuer has 10,843,793,000 issued Shares, which have been fully paid or credited as fully paid. Except for this Agreement and the options (and shares issued upon exercise) under the share option plan announced by the Issuer on June 6, 2018 and the Evergrande Group Debt Restructuring, there are no (a) securities issued by the Issuer or any other Group Member which are convertible into or exchangeable for the Shares of the Issuer or the shares of any other Group Member, or warrants, rights or options to purchase or subscribe for the Shares of the Issuer or the shares of any other Group Member, or agreements granting warrants, rights or options to purchase or subscribe for the Shares of the Issuer or the shares of any other Group Member; or (b) similar arrangements approved by the board of Directors or the general meeting of Shareholders providing for the issue or purchase of the Shares or Subscription Shares (other than a general mandate granted by the Shareholders at the Issuer’s most recent annual general meeting authorizing the issue of Shares).

Exhibit 1 - 1

2.2	All issued Shares of the Issuer are validly allotted and issued and fully paid or credited as fully paid. Except for the Disclosed Matters, the issued Shares of the Issuer held by Evergrande Group or its connected persons are free from any Encumbrance. The issued shares or equity interest of each Group Member held directly or indirectly by the Issuer have been validly issued and are fully paid or credited as fully paid, and except for the Disclosed Matters, such shares or equity interest are/is free from any Encumbrance.

2.3	Except for the Disclosed Matters, no issued bonds or other securities held by the Issuer and other Group Members involve any Encumbrance or are subject to any Encumbrance.

2.4	Save for the share option plan adopted by the Issuer on June 6, 2018, the Evergrande Group Debt Restructuring, there are no subscription rights or options granted or created by the Issuer in respect of the issue, allotment, subscription, increase, alteration or transfer of any Shares, share capital or loan capital of the Issuer, nor any rights for the Issuer to convert any of its loan capital into share capital or convert any of its share capital into a different type of share capital.

3.	Business

3.1	Each Group Member is duly incorporated and validly existing under the Laws of its jurisdiction of incorporation and is authorized to conduct Business in the manner in which such Business is now carried on.

3.2	Copies of the AOA and the articles of association of the Group Members that have been provided to the Subscriber are accurate and complete. Except for the Disclosed Matters, the Issuer and the Group Members have complied with the provisions of the AOA or their articles of association and have full power, authority and legal right to own their assets and carry on their Businesses and no activity, agreement, undertaking or right of the Issuer is ultra vires or unauthorized.

3.3	Except for the Disclosed Matters, each Group Member has obtained in all material respects all licenses, registrations, filings, ratifications, permits, acceptances, qualifications, authorizations, exemptions, approvals and consents (collectively, the “Material Licenses”) necessary for carrying on its Business effectively in the places and in the manner in which such Business is now carried on.

3.4	All Material Licenses referred to in paragraph 3.3 above are in full force and effect in all material respects, involve no material breach of any restrictions on their duration or relevant terms and conditions contained therein and no material impediment to their renewal upon expiration, are not subject to any unusual or onerous conditions and have been complied with in all material respects.

Exhibit 1 - 2

4.	Litigation and Insolvency

4.1	Except for the Disclosed Matters, the Group is not engaged, either on its own account or vicariously, in any claim, demand, litigation, arbitration or tribunal proceedings or any governmental investigations that, alone or in aggregate, may have a material adverse effect on the Group’s business operation or financial condition or the Proposed Transaction. In addition, except for the Disclosed Matters, no such claim, demand, litigation, arbitration or tribunal proceedings or governmental enquiries or investigations are pending or threatened by (other than claim, demand, litigation, arbitration or tribunal proceedings relating to debt collection or tort recourse brought against any third party arising out of the ordinary course of business) or against any Group Member, nor does the Issuer know any such claim, demand, litigation, arbitration or tribunal proceedings or governmental enquiries or investigations which may result in a material adverse effect.

4.2	Except for the Disclosed Matters, (i) no order has been made, petition presented or resolution passed for the purpose of, nor has any meeting been held for the purpose of considering a resolution for, the winding up, dissolution or liquidation of any Group Member or the establishment of a liquidation group within three (3) years preceding the Date of this Agreement; (ii) no administrator or receiver has been appointed for any Group Member, nor has any step been taken for the appointment of any administrator or receiver; (iii) to the Knowledge of the Issuer, there are no proceedings against any Group Member under any applicable insolvency or restructuring Law, nor any circumstances that would provide a reasonable basis for instituting such proceedings under any applicable Law; and (iv) no Group Member has gone bankrupt.

5.	Public Disclosure

5.1	All information disclosed by the Issuer in the Public Documents is true, accurate and not misleading in all material respects, and any information required to be disclosed under the Listing Rules and the Securities and Futures Ordinance or relevant Laws has been fully and timely disclosed in all material respects to the Subscriber.

5.2	The Issuer has disclosed in all material respects all material information which is disclosable and would affect the financial, Business or operating position of the Issuer in accordance with the Securities and Futures Ordinance, the Listing Rules and all applicable Laws, and there is no other inside information not disclosed which is not consistent with the safe harbour situation.

6.	Regulatory Compliance

6.1	Except for the Disclosed Matters, each Group Member has conducted its Business in all material respects in accordance with all applicable Laws and regulations (including any Laws relating to company registration and management, hygiene, fire protection, onshore and offshore investment projects, development, production and sale of vehicles and batteries, development, construction and use of state-owned land, environmental protection, health (including occupational disease prevention and control), safety, tax or labor (including social insurance), anti-corruption, data compliance) and Government Orders, and has not been subject to any penalties, investigations or other administrative proceedings by any Government Authorities or regulatory authorities that would have a material adverse effect on the Group’s business operation or the Proposed Transaction.

Exhibit 1 - 3

6.2	Except for the Disclosed Matters, no Group Member has violated any order, ruling, injunction or judgment of any court or any governmental or regulatory authority.

7.	Financial Report

7.1	The audited consolidated financial statements of the Issuer and its subsidiaries for the past three financial years ended as of December 31, 2022 (the “Financial Statement Date”) which have been submitted to the Exchange before the Date of this Agreement and the audited pro forma consolidated financial statements of the Group (means the Group that remains after the carve-out of industrial park and health segments) ended as of December 31, 2022 (and as of the Closing Date only, the unaudited consolidated financial statements for a six-month period ended as of June 30, 2023) have been prepared in accordance with Hong Kong Accounting Standards and the relevant Laws of Hong Kong based on the accounts and other financial records of each Group Member, and truly and fairly present in all material respects the financial position, operation results and cash flows of the Issuer and the Group as at the relevant dates and reflect the changes in the operation results, financial position and cash flows of the Group during the relevant periods.

7.2	As of the Date of this Agreement, the unaudited consolidated financial statements for a six-month period ended as of June 30, 2023 have not been published yet, but are expected to be prepared in accordance with the Relevant Accounting Standards and the relevant Laws of Hong Kong. There have been no Material Adverse Events since the audited consolidated financial statements of the Issuer and its subsidiaries ended as of December 31, 2022.

7.3	Except for the Disclosed Matters and save as disclosed in the audited consolidated financial statements of the Issuer and its subsidiaries for the last three financial years ended as of December 31, 2022 (and as of the Closing Date only, the unaudited consolidated financial statements for a six-month period ended as of June 30, 2023), no Group Member has any liability for any outstanding guarantee in respect of third party debts or contingent liabilities outside its main business, nor has created any Encumbrance on any of the Group’s assets in respect of third party debts.

7.4	All written information provided or disclosed by the Issuer and the Group Members to the Subscriber or its professional advisors in relation to the Group or its Business is true, accurate, complete and not misleading, and the forecast and estimated data provided or disclosed in relation to the Group which are agreed by the respective financial advisors of the Issuer and the Subscriber, are made after appropriate, careful and meticulous evaluation and based on reasonable assumptions, represent the reasonable and fair expectations formed by the person(s) who prepared such forecast or estimated data based on known facts. Since the provision of such information and forecast or estimated data, there have been no Material Adverse Event affecting the financial or operating conditions of the Issuer or Group.

Exhibit 1 - 4

8.	Intellectual Property

8.1	Each Group Member owns all the Intellectual Property required for it to carry out its Business.

8.2	Each Group Member owns all rights and interests in its Intellectual Property, and except for the Disclosed Matters, there is no Encumbrance on any such Intellectual Property. Each Group Member holds valid license to the Intellectual Property which it obtains the right to use through licensing. Except for the Disclosed Matters, the relevant Group Member has the right to unrestricted use of all Intellectual Property owned thereby in its ongoing business operations. The Intellectual Property of Group Members is valid, and no part thereof has been determined to be invalid or unenforceable. Each Intellectual Property registered with the Government Authority complies with applicable Laws, and all filings, payments and other actions required to maintain such Intellectual Property in full force and effect have been made. If any Intellectual Property registered with the Government Authority is about to elapse or expire within twelve (12) months after the Date of this Agreement, the Issuer will make reasonable efforts to apply for renewal of such Intellectual Property in accordance with applicable Laws and the requirements of China National Intellectual Property Administration.

8.3	To the Knowledge of the Issuer, the use of Intellectual Property by any Group Member has not been finally ruled by a court or an intellectual property authority of competent jurisdiction to conflict with, nor does it infringe or misappropriate, the Intellectual Property of any third party. To the Knowledge of the Issuer, there are no pending claims claiming the foregoing, nor any possible causes for claiming the foregoing against any Group Member.

9.	Material Contracts

9.1	“Material Contracts” means all material contracts to which any Group Member is a party, including (i) all contracts relating to real property and other contracts affecting any rights or interests in real property; (ii) all contracts for capital expenditure in excess of HK$1 million (or its equivalent in RMB or other currencies); (iii) all outstanding contracts involving financing or borrowings, Liability, or any deferred payment obligations for the purchase of assets (other than normal accounts payable) in an amount exceeding HK$1 million (or its equivalent in RMB or other currencies), or in any way providing security for third parties; (iv) all joint venture, partnership or cooperation arrangements, or other contracts involving profit sharing, including shareholders’ agreements of all Group Members and all related contracts and documents; (v) all contracts related to Intellectual Property used in business operations (excluding non-exclusive Intellectual Property license agreements and office software purchase agreements in the normal course of business); (vi) all contracts signed with Government Authorities; (vii) voting agreements related to any shares/equity of Group Members, and all relevant power of attorney, authorizations or similar instruments, (viii) all outstanding contracts outside the ordinary course of business in an amount exceeding HK$1 million (or its equivalent in RMB or other currencies); (ix) all contracts for the purchase of any assets or for options or rights of first refusal in connection with the purchase of any assets in an amount exceeding HK$1 million (or its equivalent in RMB or other currencies); (x) any currently valid contracts signed with top ten suppliers; (xi) any non-compete agreements or any contracts containing non-compete or exclusive clauses signed by Group Members; (xii) any contracts containing termination or other terms that can be triggered by a change of control of a Group Member or a significant minority equity investment in a Group Member; (xiii) contracts that require the consent of any third party or grant preemptive rights to any third party when selling the equity or assets of any Group Member; and (xiv) contracts entered into by any Group Member with any connected person (as defined in the Listing Rules) of the Issuer which are required to be disclosed under the Listing Rules.

Exhibit 1 - 5

9.2	Each Material Contract is legally formed, is binding on each party thereto and is in full force and effect. Except for the Disclosed Matters, each Material Contract shall remain in full force and effect after the Closing, which Closing will not result in any fines or other adverse consequences. Except for the Disclosed Matters, there has been no breach of any Material Contract by any Group Member, nor has there been any breach of such contract by any other party thereto. No Group Member has received any notice of termination, cancellation or default under any Material Contract which would have a material adverse effect on the Group’s business operations or the Proposed Transaction. True and complete copies of each Material Contract have been provided to the Subscriber or its advisors prior to the execution of this Agreement.

10.	Employees

10.1	Except for the Disclosed Matters, each Group Member has complied in all material respects with the applicable Laws relating to employment or labor relations. As of the Date of this Agreement, the amount payable but unpaid by the Group Members in relation to labor contracts, equal opportunity, minimum wage, labor dispatch, social insurances (including pension insurance, medical insurance, work injury insurance, maternity insurance, unemployment insurance and housing fund; collectively referred to as “Social Insurances”), payment of wages, working hours, overtime, vacation and leave, and occupational disease prevention and treatment does not exceed RMB160 million.

10.2	To the Knowledge of the Issuer and except for the Disclosed Matters, there is no ongoing labor disputes or controversies between any Group Member and its employees.

10.3	To the Knowledge of the Issuer, no Group Member has received any notice that any Key Employee intends to terminate his/her employment relationship with the Group Member, nor does any Group Member plan to terminate the employment of any of its Key Employees.

11.	Taxation

11.1	To the Knowledge of the Issuer, each Group Member has complied in all material respects with the Laws and regulations governing taxation and with the local tax regulations. As of the Date of this Agreement, the amount of underpayment, evasion and default in payment of taxes and late fees and related fines by the Group Members (including tax obligations arising from various acquisitions, dispositions of assets or equity interests prior to the Date of this Agreement) does not exceed RMB251 million.

11.2	Except for the Disclosed Matters, (i) the Issuer and the Group Members have completed all tax registration required by applicable Laws and filed tax returns according to Law; (ii) the Issuer and the Group Members have not committed any significant tax violations, nor involved in any disputes and lawsuits related to taxation; (iii) the Issuer and the Group Members have submitted the required information to any requesting tax authority, and there are no disputes with the tax authorities regarding the tax liabilities or potential tax liabilities or tax incentives of the Issuer and the Group Members. Except when the tax has been declared but not paid, the Issuer and the Group Members have not received any notice calling for documents or supplementary documents or requiring inspection, examination or self-inspection of any tax return from the tax authorities or any other competent authorities, and there are no outstanding inspections, examinations, orders for self-inspection, measures, procedures, investigations, disputes or claims (for the avoidance of doubt, excluding the procedures of daily information reporting by the Issuer and the Group Members to the tax authorities), nor claims made by the tax authorities or other competent authorities for taxes from the Issuer and the Group Members. The Issuer and the Group Members maintain financial information for normal tax recording and payment, as well as documents to be retained for reference according to tax Laws. The Issuer’s conduct of this transaction will not have any material adverse effect on the tax incentives already available to the Issuer and the Group Members.

Exhibit 1 - 6

12.	Real Property

12.1	“Material Real Property” means the land use rights of the buildings located in Tianjin, Shanghai and Guangzhou bases of the Group which are currently owned by the Group or will be owned by the Group upon the completion of the construction of the project and the land use rights within the area occupied by such buildings, the list of which has been provided by the Issuer to the Subscriber. Each Group Member has legally obtained the title certificates to all of its owned Material Real Property, and the acquisition and construction of each such owned Material Real Property (including all constructions in progress) have been in compliance with applicable Laws in all material respects. Except for the Disclosed Matters, all of its owned property is free from any mortgage or other Encumbrance, and each Group Member legally owns the title to all of its owned Material Real Property and the relevant property rights thereunder. Except for the Disclosed Matters, all payments payable by each Group Member to any entity for the acquisition or construction of its owned property have been paid in full (including the land grant fee, various land expropriation fees and project payments), and there are no claims or disputes related thereto. No relevant Governmental Authority has decided or planned to expropriate, repossess, demolish, evict or compulsorily purchase any owned Material Real Property of any Group Member.

12.2	Except for the Disclosed Matters, there are no material violations of any Law in relation to the Material Real Property of any Group Member. Except for the Disclosed Matters, Group Members can safely and quietly occupy and use such Material Real Property, and there are no contractual or legal restrictions on their ability to use such Material Real Property in the manner currently used.

13.	Related Party Transactions

13.1	Except for the Disclosed Matters, to the Knowledge of the Issuer, none of the shareholders, officers or directors of any Group Member, nor any member of their immediate family (or the immediate family of their spouse) or other related parties (other than any Group Member) (collectively, the “Shareholders and Officers of Group Members and their Related Parties”) is indebted to any Group Member. No Group Member has incurred any Liability for, or has extended credit or guarantees to, and has no commitment to extend credit or guarantees to, any such Shareholders and Officers of Group Members and their Related Parties, except for (i) payment of salaries for services rendered, (ii) reimbursement of reasonable expenses incurred on behalf of the Group Members, (iii) other standard employee benefits generally provided to all employees of the Group Members, and (iv) a small amount of petty cash incurred for business needs.

13.2	The existing connected transactions of the Group Members (i) are necessary with real business intention, (ii) do not infringe the legitimate rights and interests of the Group Members and other shareholders of the Issuer, (iii) are fairly priced, and (iv) have been properly disclosed if required to be disclosed in accordance with applicable Laws.

Exhibit 1 - 7

14.	No Specific Changes

14.1	Except for the Disclosed Matters, since the Financial Statement Date, no events under Clauses 7.2.1 to 7.2.13 of this Agreement have occurred to any Group Member.

15.	Disclosure

15.1	All information provided by the Issuer to the Subscriber during the Subscriber’s due diligence process is accurate, true, complete, not misleading and free from omissions. All facts which are related to any Group Member or its Business and which may have a material adverse effect have been fully disclosed to the Subscriber, do not contain any untrue statement of a material fact, and do not omit any material fact required to be disclosed in order to prevent such statement from being misleading.

16.	Issuance of the Subscription Shares

16.1	Except as provided herein and subject to the satisfaction of Conditions Precedent, the Subscription Shares are not subject to any pre-emptive rights or similar rights, and the issued Subscription Shares, at the time when they are issued,

(a)	are duly authorized and validly issued Shares;

(b)	rank pari passu in all respects with, and carry the same rights and privileges as, all other existing Shares in issue as of the date of such issue;

(c)	are entitled to all dividends and distributions of benefits for which the record date is later than, and including, the date of such issue;

(d)	are freely transferable and free and clear of any third-party liens, charges, Encumbrances, security interests or third-party claims; and

(e)	are officially listed and admitted to trading on the Main Board.

Exhibit 1 - 8

Exhibit 2 Amendments to AOA

Item	Existing Provisions of the Articles of Association	Proposed Amendments to the Articles of Association
1.	Article 101 Quorum The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed at any other number, two Directors shall be a quorum.

Article 101 Quorum

The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed at any other number, either four ~~two~~ Directors or the Chairman of the Board (or his alternate Director) together with three other Directors shall be a quorum.

2.

Article 104 Voting

Subject to Article 95, question arising at any Board meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

Article 104 Voting

Subject to Article 95, question arising at any Board meeting shall be determined by a majority of votes. In the case of an equality of votes the Chairman of the Board (or his alternate Director) ~~the chairman of the meeting~~ shall have a second or casting vote.

Exhibit 2

Exhibit 3 List of Disclosed Matters

[***]

Exhibit 3